February 14, 2008

Mail Stop 3561

Richard B. Slansky
President and Chief Financial Officer
SpaceDev, Inc.
13855 Stowe Drive
Poway, CA 92064

RE: SpaceDev, Inc.
**   File No. 000-28947**
**   Form 10-KSB: For the Fiscal Year Ended December 31, 2006**

Dear Mr. Slansky:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Michael Fay
                                        Branch Chief